UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

JIUZI HOLDINGS INC.

(Exact name of registrant as specified in its charter)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Change of Directors

Effective August 19, 2025, Mr. Zhenhao Qiu (“Mr. Qiu”) resigned as a director and the Chair of the Audit Committee of the board of directors (the “Board”) of Jiuzi Holdings Inc. (the “Company” or the “Registrant”) and a member of the Compensation Committee and the Nominating Committee. The resignation of Mr. Qiu was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective August 26, 2025, Mr. Shu Liu (“Mr. Liu”), was elected as a director by the remaining members of the Board to fill the vacancy resulting from the resignation of Ms. Liao. Mr. Liu will also serve as the chair of the Audit Committee, a member of the Compensation Committee and the Nominating Committee, respectively, of the Board.

Mr. Liu is an operations and community management professional with diverse experience across technology, compliance, and organizational development. Since August 2016, he has worked as an Independent Operator at NexusFlow Technologies, managing projects and building expertise in resource allocation, system optimization, and operational efficiency. Since September 2018, he has served as a Community Contributor at Aetheria Labs, supporting development of open-source project. From July 2018 to October 2019, he served as Community and Operations Specialist at Atlassian, where he focused on media operations, client relationship management, and compliance. Mr. Liu holds a Master of Engineering Management from the University of Melbourne, a Master of Electrical Engineering from the University of Wollongong, and a Bachelor of Automation from Huazhong University of Technology.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jiuzi Holdings Inc.

Date: August 26, 2025	By:	/s/ Tao Li
Tao Li
Chief Executive Officer

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